| OMB APPROVAL |
| --- |
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| SEC FILE NUMBER |
| --- |
| 8-49385 |

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  January 1, 2023  AND ENDING  December 31, 2023

MM/DD/YY              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **IBS Holding Corporation dba I-Bankers Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 N Federal Hwy, Suite 215

(No. and Street)

| Boca Raton | Florida | 33432 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Shelley Leonard | 561-220-8863 | shelley@ibsgroup.net |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

| 733 Third Ave | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 09/29/2003 | | 274 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _Shelley Leonard_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _IBS Holding Corporation dba I-Bankers Securities, Inc._____, as of _12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

_Sarah Staton_
**Notary Public**

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**

**Consolidated Financial Statements**
**With Supplemental Information**
**and**
**Report of Independent Registered Public Accounting Firm**
**December 31, 2023**

TABLE OF CONTENTS

**EISNERAMPER**

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IBS Holding Corporation

### *Opinion on the Financial Statements*

We have audited the accompanying consolidated statement of financial condition of IBS Holding Corporation DBA I-Bankers Securities, Inc. (the "Company") as of December 31, 2023, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### *Restatement of Financial Statements*

As discussed in Note C to the financial statements, the December 31, 2022, opening balances of the financial statements have been restated to correct a misstatement.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



*Report on Supplemental Information*

The information contained in Schedules I, II, and III (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

*EisnerAmper LLP*

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
New York, New York
June 7, 2024



## IBS HOLDING CORPORATION
## DBA I-BANKERS SECURITIES, INC.
## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## As of December 31, 2023

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,635,848 |
| Deposit with clearing organization | | 150,000 |
| Accounts receivables | | 194,043 |
| Receivables - related party | | 6,056,005 |
| Financial instruments owned, at fair value | | 21,750,026 |
| Other receivables | | 277,396 |
| Investments in related entity – equity method | | 717,926 |
| Property and equipment, net | | 3,208,704 |
| Operating right of use asset | | 36,065 |
| Prepaid expenses and other assets | | 742,284 |
| | | |
| **Total Assets** | $ | 36,768,297 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 800,601 |
| Payable to clearing firm | | 803,616 |
| Operating lease liability | | 38,902 |
| **Total Liabilities** | | 1,643,119 |

**STOCKHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock, 100,000 shares of $.01 par value | |
| Authorized, 53,000 shares outstanding | 530 |
| Additional paid in capital | 933,206 |
| Less: Treasury Stock | (320,000) |
| Retained Earnings | 34,511,442 |
| Total Stockholders' Equity | 35,125,178 |
| **Total Liabilities and Stockholders' Equity** | $ 36,768,297 |

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**CONSOLIDATED STATEMENT OF INCOME**
**Year Ended December 31, 2023**

**REVENUES:**

| | |
|---|---|
| Commissions | $ 50,969 |
| Underwriting | 7,177,422 |
| Consulting | 4,930,000 |
| Loss from proprietary trading, net | (893,667) |
| Interest income | 543,544 |
| Total Revenues | 11,808,268 |

**GENERAL AND ADMINISTRATIVE EXPENSES:**

| | |
|---|---|
| Commissions, compensation, and benefits | 3,969,573 |
| Clearing costs | 213,204 |
| Communications | 189,345 |
| Consulting fees | 966,049 |
| Depreciation and amortization | 358,839 |
| Occupancy | 96,063 |
| Professional fees | 490,019 |
| Regulatory expenses | 107,582 |
| Bad debt expense | 703,077 |
| Other operating expenses | 698,878 |
| Total Expenses | 7,792,629 |

| | |
|---|---|
| **NET OPERATING INCOME** | 4,015,639 |

**NON-OPERATING REVENUES AND EXPENSES**

| | |
|---|---|
| Loss from affiliate - Equity method | (1,235,516) |
| Income tax expense | |
| Current | (156,469) |
| Deferred | (39,406) |
| **NET INCOME** | $ 2,584,248 |

# IBS HOLDING CORPORATION
## DBA I-BANKERS SECURITIES, INC.
## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## Year ended December 31, 2023

| | Common Stock | Additional Paid in Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|
| As of January 1, 2023, as previously reported | $ 530 | $ 933,206 | $ (320,000) | $ 42,033,957 | $ 42,647,693 |
| Adjustment related to deferred tax asset | | | | (2,972,315) | (2,972,315) |
| Adjustment related to income tax receivable and liability, net | | | | (596,862) | (596,862) |
| Adjustment related to retirement plan contribution | | | | (368,127) | (368,127) |
| Adjustment related to investment in securities | | | | 424,200 | 424,200 |
| As of January 1, 2023, as restated (Note C) | $ 530 | $933,206 | $ (320,000) | $ 38,520,853 | $ 39,134,589 |
| Net Income | | | | 2,584,248 | 2,584,248 |
| Dividends | | | | (6,593,659) | (6,593,659) |
| As of December 31, 2023 | $ 530 | $933,206 | $ (320,000) | $ 34,511,442 | $ 35,125,178 |

# IBS HOLDING CORPORATION
## DBA I-BANKERS SECURITIES, INC.
## CONSOLIDATED STATEMENT OF CASH FLOWS
## Year ended December 31, 2023

| | |
|---|---:|
| CASH FLOW FROM OPERATING ACTIVITIES | |
| Net Income | $2,584,248 |
| | |
| Adjustments to reconcile Net Income to Net Cash provided by operating activities | |
| Depreciation and amortization | 358,839 |
| Bad debt expense | 703,077 |
| Non-cash lease expense | 25,103 |
| Realized loss on investments | 5,109,246 |
| Loss from affilate - equity method | 1,235,516 |
| Change in unrealized gain on investments | (4,215,579) |
| | |
| Changes in assets and liabilities: | |
| | |
| Receivables - related party | 1,947,994 |
| Payable to clearing firm | (1,014,496) |
| Other receivables | (277,396) |
| Accounts receivable | (606,763) |
| Notes receivable - related party | 175,330 |
| Accounts payable and accrued expenses | 283,296 |
| Operating lease laibility | (26,427) |
| Prepaid expenses and other assets | (918,900) |
| Deferred tax asset | 39,405 |
| Net cash provided by operating activities | 5,402,493 |
| | |
| Investing Activities | |
| Purchase of investments | (20,023,735) |
| Purchase of fixed assets | (3,199,659) |
| Investment in equity method investment | (1,085,000) |
| Sale of investment | 10,216,425 |
| Net cash used in investing activities | (14,091,969) |
| | |
| Financing Activities | |
| Distributions | (6,593,659) |
| Net cash used in financing activities | (6,593,659) |
| | |
| Net cash decrease for year | (15,283,135) |
| Cash at beginning of year | 18,918,983 |
| Cash and cash equivalents at end of year | 3,635,848 |
| | |
| Supplemental cash flow disclosure: | |
| Cash paid for federal and state income tax | $142,411 |
| Non-cash investing and financing activities: | |
| Investment in private securities converted from related party note | $5,001,000 |

## NOTE A - BUSINESS AND ORGANIZATION

### Incorporation and Professional Affiliations

IBS Holding Corporation (the "Company") was incorporated in Texas in July 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), does business under the name I-Bankers Securities, Inc., is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and the securities commissions of appropriate states. The financials presented herein include the consolidation of a wholly owned subsidiary, Island Capital II LLC, an entity which owns and operates a corporate yacht.

### Nature of Business

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule except those other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limited to (1) proprietary trading; and (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, and advisory services. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The principal business activities of the Company include underwriting primary offerings of equity securities; investment banking consulting/advisory services; sales of securities to institutional and individual investors; and trading of securities for its own account.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of estimates

The preparation of the Company's consolidated financial statements is in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results could differ from those estimates.

### Cash and Cash Equivalents:

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with maturities of less than three months when acquired that are not held for sale in the ordinary course of business. The Company occasionally holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such institutions. There were no cash equivalents at December 31, 2023.

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2023**

**Financial Instruments, at Fair Value:**
Financial instruments owned, and financial instruments sold, not yet purchased, if any, are recorded on trade-date and carried at fair market value. Realized and unrealized gains and losses from financial instruments owned is reflected in loss from proprietary trading in the statement of income.

**Property and Equipment, net:**
Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed by use of the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

**Accounts Receivable, Net of Allowance for Credit Losses:**
The Company records receivables from time to time, principally amounts due from participating in the underwriting and management of initial public offerings. The balance, net of an allowance for credit losses of $0 at December 31, 2023 and 2022, respectively, was $194,043 and $6,030, and the Company assesses these assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In accordance with CECL methodology, the Company recorded $424,172 in bad debt expense related to these receivables.

**Related Party Notes Receivable:**
The Company has receivables from related parties. The receivables from related parties are uncollateralized, but the Company has verified the ability of the related party to repay. The Company considers these related party receivables to be all collectible and accordingly, management believes that an allowance for doubtful accounts is not required. As of December 31, 2023, three shareholders have loans from the Company totaling $5,985,510 plus accrued interest of $70,195. These notes are not collateralized and do not have a specified repayment term. While the notes are subject to extended repayment terms, the related parties can repay the notes on demand. These notes receivable are considered fully collectable based on managements' assessment of the related parties' financial condition and their historical repayment patterns.

**Notes Receivable, Other:**
During the year, the Company wrote off $278,905 of the notes receivable due to the determination that these amounts were uncollectible. The write-off has been accounted for in accordance with the Company's accounting policies and CECL requirements.

**Other Receivable, Net of Allowance for Credit Losses:**
The Company had other receivables as of December 31, 2023, totaling of $277,396. The balance was principally comprised of $170,186 in unpaid and accrued US Treasury interest receivable on its investments and $70,489 in Federal income tax refund receivable. The balance as of December 31, 2022, was $0.

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Income Taxes:**
The Company computes its income taxes on a separate return basis and utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740).

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses." The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2023, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Tax expense for the year 2023 is estimated at $195,875 composed of $156,469 current income tax and $39,406 in deferred income tax.

*Revenue Recognition:*
Revenue is measured based on performance obligations and the consideration specified in a contract with a customer. The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring control over goods or service to a customer. The Company's revenues include:

a. Commissions
b. Underwriting income
c. Consulting income

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Commission:*
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission.  Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).  The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.  Amounts receivable and payable for commissions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the consolidated statement of financial condition. The receivable balance at December 31, 2023 and 2022 was $0.

*Underwriting Income*
These services include being engaged to provide underwriting services on behalf of the issuer of securities as the lead underwriter or as part of a syndicate of underwriters.  The Company recognizes revenue on trade date, once the performance obligations of the offering, as described in the engagement letter or underwriting invitation, have been completed.  The Company underwrites securities for business entities that want to raise funds through a sale of securities and those Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter as clearly indicated in the Registration filing. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy as clearly indicated in the Registration filing and may consist of the Underwriting and management fees as well as the selling concession.

*Consulting income:*
These services include agreements to provide advisory services to customers for which they charge the customers fees.  The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued. The agreements on occasion contain non-refundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees").  In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement.  The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity.  The Company has evaluated its non-refundable retainer payments, to ensure its fee relates to the transfer of a service, as a distinct performance obligation, in exchange for the retainer.

**NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Consulting income (Continued):*
If a promised service is not distinct, the Company combines that service with other promised services until it identifies a bundle of services that is distinct.  In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue in the consolidated statement of financial condition. The deferred revenue balance at December 31, 2023 and 2022 was $0.

*Leases:*
The Company accounts for its leases in accordance with FASB ASC 842, Leases.  The Company is a lessee on one noncancellable operating leases for its Connecticut office which expires in March 2025 at an annual cost of approximately $30,000. The Company also occupies space in the office of its affiliate, through a shared expense agreement and paid approximately $66,000 in 2023. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.  The Company recognizes a right of use (ROU) asset and a lease liability at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

*Equity Method of accounting for equity investments:*
ASC 323 Investments — Equity Method and Joint Ventures provides guidance on the criteria for determining whether you have an investment that qualifies for the equity method of accounting and how to account for the investment under US GAAP.  The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments.  Furthermore, the equity method of accounting more closely meets the objectives of accrual accounting than does the cost method because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor's percentage of ownership in the voting stock of the investee increases.  Investments of non-voting stock or relatively small percentages of voting stock of an investee tend to be passive in nature and enable the investor to have little or no influence on the operations of the investee.  The Company has an investment in I-Bankers Direct, LLC., in which it uses the equity method for its investment.

**NOTE C – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS**

During the preparation of its annual financial statements for the year ended December 31, 2023, management determined that it had incorrectly accounted for income taxes, investment securities and retirement plan contributions in the prior year.  Specifically, deferred tax assets of $3.0 million related to temporary differences between the book basis and tax basis of warrants acquired in connection with certain investments and proprietary trading securities should not have been recognized in accordance with US GAAP because the basis difference did not exist or the realization of the asset in future periods was not determined to be more likely than not.  In addition, management determined that it had incorrectly accounted for the Company's current income tax obligations by overstating income tax receivable by $452,661 and understating income tax payable by $144,201.

During 2022, management transferred investments held by an affiliated entity under common control to the Company.  Management failed to record the fair value of the transferred investments in the accounts of the Company and therefore, understated the fair value of its owned financial instruments by $424,200 as of December 31, 2022.

Management failed to accrue for and recognize as an expense its 2022 retirement plan obligations of $368,127 as of December 31, 2022.

The errors individually and in the aggregate did not adversely impact the Company's Net Capital compliance as of December 31, 2022.

Management has corrected these errors by recording cumulative effect adjustments to the statement of financial condition and total stockholders' equity as of January 1, 2023.

The cumulative effect of the accounting errors and adjustments necessary to correct the Company's statement of financial condition and total stockholders' equity as of the beginning of the year ended December 31, 2023, are as follows:

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2023**

**NOTE C – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)**

**Statement of Financial Condition**

| | As previously reported, January 1, 2023 | Adjustment | As restated January 1, 2023 |
|---|---|---|---|
| Deferred tax asset | $ 3,011,720 | $ (2,972,315) | $ 39,405 |
| Financial instruments owned, at fair value | 7,411,183 | 424,200 | 7,835,383 |
| Prepaid expenses and other assets | 475,668 | (452,661) | 23,007 |
| Total assets | 44,680,312 | (3,000,776) | 41,679,536 |
| | | | |
| Accounts payable and accrued expenses | (149,178) | (368,127) | |
| | | (144,201) | (661,506) |
| | | | |
| Total liabilities | (2,032,619) | (512,328) | (2,544,947) |
| | | | |
| Total shareholders' equity | $ 42,647,693 | $ (3,513,104) | $ 39,134,589 |

The correction of the errors did not have an effect on the consolidated statement of income and cash flows for the year ended December 31, 2023.

**NOTE D – PROPERTY AND EQUIPMENT, NET**

The following table sets forth the components of the Company's property and equipment as of December 31, 2023.

| | Cost | Method | Life |
|---|---|---|---|
| Real Estate | $193,629 | Straight Line | - |
| Computers and Equipment | $27,637 | Straight Line | 3 Years |
| Furniture | $12,352 | Straight Line | 7 Years |
| Leasehold improvements | $3,647 | Straight Line | Lesser of useful life or term of lease |
| Boat | 3,433,105 | Straight Line | 10 Years |
| Total | $3,670,370 | | |
| | | | |
| Accumulated Depreciation | 461,666 | | |
| Property and equipment, net | $3,208,704 | | |

For the year ended December 31, 2023, the Company recorded depreciation and amortization expense of $358,839.

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2023**

**NOTE E - NET CAPITAL**

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $17,999,922, which was $17,899,922 in excess of its required net capital of $100,000. The aggregate indebtedness ratio was 0.05 to 1.0.

**NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT**

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets if the Company ceases doing business with the clearing broker before the natural contract expiration. Amounts payable due to its clearing organization as of December 31, 2023, consists of clearing firm expenses for December 2023 activity in addition to an amount payable to the clearing broker dealer as of December 31, 2023, which consists of margin debt collateralized by securities owned.

As of December 31, 2023, the balance for payable to clearing firm was $803,616.

**NOTE G – CONTINGENCIES**

In accordance with US GAAP, when necessary, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a given matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and appropriate adjustments are made when necessary.

In making these decisions, management bases its judgments on its knowledge of the situation, consultation with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution.

**NOTE H – RELATED PARTY AND RELATED PARTY TRANSACTIONS**

The Company received services, specifically consulting services and direct selling services, from IB Capital LLC, an entity that is related through common ownership.  The total amount of commissions and consulting fees paid for the year ended December 31, 2023, related to services received from IB Capital, LLC was $980,211 which is included in commissions, compensation and benefits and consulting fees in the consolidated statement of income.  Additionally, during the year ended December 31, 2023, the Company paid its affiliate, I-Bankers Direct LLC, $20,000 in commissions and $72,000 in rent and other office expense expenses.

**NOTE I – FAIR VALUE MEASUREMENTS**

US GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

| Asset | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| US Government debt | $ 14,580,571 | $        - | $        - | $ 14,580,571 |
| Exchange traded equities | 1,617,145 | - | - | 1,617,145 |
| Private investment | - | - | 5,476,000 | 5,476,000 |
| Derivative financial instruments | - | 76,310 | - | 76,310 |
| Total | $ 16,197,716 | $ 76,310 | $5,476,000 | $ 21,750,026 |

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2023**


**NOTE I – FAIR VALUE MEASUREMENTS (CONTINUED)**

In August 2023, the Company, loaned $5,001,000 to a company in 2021. This company raised additional capital, bringing about a conversion of the Company's loan in accordance with the loan agreement, into Series B Preferred stock. This caused a transfer of value into a Level 3 asset from what was a loan to an unrelated party. The $5,476,000 in private investments is valued based on a recent transaction. There were no transfers in or out of level three during the year ended December 31, 2023.

**NOTE J – EQUITY METHOD INVESTMENTS**

The Company accounts for investments in companies where it does not exercise control and whose results are not consolidated, over which it is able to exercise significant influence under the equity method. Significant influence is generally considered to exist when our ownership interest in the voting stock of the investee is within quantitative guidance, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investments are initially recorded at cost and subsequently adjusted by the Company's proportionate share of the investee's net income or losses and any dividend distributions.

We record contributions and distributions as an increase or decrease in the carrying value of the investment, respectively. When the Company's interest in an equity method investment company is reduced to zero, the Company records no further losses in its Consolidated Statement of Income unless the Company has an outstanding guarantee obligation or has committed additional funding to such equity method investment companies. When such equity method investment companies subsequently report income, the Company will not record its share of such income until it exceeds the amount of the Company's share of losses not previously recognized.

The Company also evaluates the equity method investments for potential impairment whenever events or changes in circumstances indicate that there is other than a temporary decline in value of the investment. Such events include, but are not limited to, sustained operating losses by the investee or long-term negative changes in the investee's industry and sales of ownership interests at prices below our carrying value of our investment. No impairment charges were recorded in relation to the equity method investments during the years ended December 31, 2023.

The Company uses the equity method of accounting for its investment in I-Bankers Direct LLC, and it is related to the Company through common ownership. The Company owns 67.91% of the investee's outstanding shares but the bases in all other investors has been depleted, and the Company has made 100% of the capital contributions since in an effort to sustain operations. The Company's investment is represented by Class C non-voting shares. The following table represents the roll forward of the Company's equity investment in the investee:

**NOTE J – EQUITY METHOD INVESTMENTS (CONTINUED)**

| Year Ended | Beginning Equity | Capital Contributions | Loss | Ending Equity |
|---|---|---|---|---|
| 12/31/2023 | $ 868,442 | $ 1,085,000 | ($1,235,516) | $ 717,926 |

As of December 31, 2023, I-Bankers Direct had total assets of $875,848 and total liabilities of $157,877. For the year ended December 31, 2023, I-Bankers Direct had a net loss of $1,235,516.

**NOTE K – INCOME TAXES**

The provision for (benefit from) income taxes is as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 120,468 |
| State and local | | 36,422 |
| Total current tax expense | | 156,890 |
| | | |
| Deferred: | | |
| Federal | | 39,406 |
| State and local | | - |
| Total deferred tax expense | | 39,406 |
| | | |
| Total provision for (benefit from) income taxes | $ | 196,296 |

The components of the Company's net deferred tax assets (liabilities)

| | | |
|---|---|---|
| Unrealized loss | $ | 77,350 |
| Investment in partnerships | | 32,938 |
| Valuation allowance | | (110,288) |
| Net deferred tax asset | $ | - |

The Company's effective tax rate for the year ended December 31, 2023, was 7.06%. The effective tax rate differs from the US federal statutory rate of 21%, primarily due to state and local income taxes and change in valuation allowance.

**NOTE L – CONCENTRATIONS**

Bank balances at times may exceed federally insured limits.  Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.  The amount above federally insured limits in all accounts totaled $350,485 at December 31, 2023.

**NOTE L – CONCENTRATIONS (CONTINUED)**

During 2023, the Company earned a significant portion of its total revenue from underwriting activities. Underwriting revenue is transactional and one-time in nature, arising from providing underwriting services for securities offerings. The Company's revenue is subject to concentration risk due to reliance on a limited number of large underwriting deals. For the fiscal year ended December 31, 2023, the top three underwriting deals accounted for approximately 50% of the total revenue, demonstrating the Company's exposure to revenue concentration risk from a small number of transactions. The reliance on a limited number of significant underwriting deals may expose the Company to potential revenue volatility. Any downturn in the market for securities offerings, changes in the Company's market share, or loss of key clients could materially and adversely affect the Company's financial condition and results of operations. Management continuously monitors and evaluates the concentration of revenue risk and seeks to diversify its revenue sources to mitigate this risk. However, there can be no assurance that the Company will be successful in reducing its reliance on a few large underwriting deals.

**NOTE M – RETIREMENT PLANS**

**Cash Balance Plan**

The Company sponsors the IBS Holding Corporation Cash Balance Plan ("Cash Balance Plan"). The Cash Balance Plan is a defined benefit plan covering substantially all employees of the Company who meet the years of employment and hours worked per year requirement. Qualified Participants' (other than Owner Participants) receive a contribution credit of 3% of their plan compensation as defined by the plan after the end of each plan year. A participants' cash balance, as computed at the end of the plan year, provides for an annual interest credit of 5% and all contributions are subject to three-year cliff vesting. For the year ended December 31, 2023, the Company's contribution to the Cash Balance Plan was $293,000. These amounts are included in employee compensation and benefits in the consolidated statement of income.

**Profit Sharing Plan**

The Company participates in a defined contribution profit-sharing plan (the "Plan"). The Company maintains the Plan and the expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing contributions for all employees who are employed by the Company on the last day of the plan year, have attained 21 years of age and who have completed one thousand hours of service within the plan year. The profit-sharing contribution percentage is determined at the discretion of senior management and is based on each participating employees' total compensation for the measurement year. Plan contributions are based on the compensation of the participants and all contributions are subject to a six-year graded vesting. For the year ended December 31, 2023, the Company's contribution to the profit-sharing plan was $135,428. These amounts are included in employee compensation and benefits in the consolidated statement of income.

**NOTE N – SUBSEQUENT EVENTS**

In January 2024, the Company entered into a new lease agreement for office space in Boca Raton, Florida. The Company classified this lease as an operating lease. The lease term is three years and will commence in March of 2024. The monthly base rent under the lease is approximately $10,500 with 3% annual increases over the life of the lease.

Subsequent events were evaluated through June 7, 2024, the date which the consolidated financial statements were available to be issued.

**SUPPLEMENTAL SCHEDULE I**

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934**
**AS OF DECEMBER 31, 2023**

| | | |
|---|---|---:|
| Total Ownership Equity | $ | 35,125,178 |
| Non-Allowable Assets | | |
|     Deposit with clearing organization | | 100,000 |
|     Accounts receivable | | 194,043 |
|     Financial instruments owned, at fair value | | 5,476,000 |
|     Invesment in related entity - equity method | | 3,165,790 |
|     Property and equipment, net | | 331,260 |
|     Receivables - related party | | 6,522,306 |
|     Prepaids, other assets and receivables | | 812,772 |
| | | |
|     Total non-allowable assets | | 16,602,171 |
| | | |
| Net Capital before Security Haircuts | | 18,523,007 |
| | | |
| Security Haircuts | | 423,495 |
| Other Deductions or charges - fidelity bond | | 99,590 |
| | | |
| Net Capital, as adjusted | | $17,999,922 |
| Required Net Capital | | 100,000 |
| | | |
| Excess Net Capital | | $17,899,922 |
| | | |
| Aggregate Indebtedness per financial statements | | $981,227 |
| | | |
| AI Allowance for contingent liabilities | | - |
| | | |
| Total Aggregate Indebtedness | | $981,227 |
| | | |
| Aggregate indebtedness to Net Capital | | 5.45% |

**Reconciliation with Company's computation**
**(included in FOCUS Part II of Form X-17A-5 as of December 31, 2023)**

| | | |
|---|---|---:|
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ | 17,876,458 |
| Audited adjustments to record: | | |
|     Capital charge for insuficient fidelity bond coverage | | (99,590) |
|     Net audit adjustments | | 223,054 |
| | | |
| Net capital per the preceding (as per the amended FOCUS Part II) | $ | 17,999,922 |

**SUPPLEMENTAL SCHEDULE I (CONTINUED)**
**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
**RECONCILIATION OF FORM X-17A-5 PART II FILING TO**
**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2023**

| ASSETS | Consolidated | Subsidiary excluded and eliminations | I-Bankers Securities, Inc stand-alone Form X-17A-5 Part II filing |
|---|---|---|---|
| Cash and cash equivalents | $ 3,635,848 | | $ 3,635,848 |
| Deposits with clearing broker | 150,000 | | $ 150,000 |
| Accounts receivables | 194,043 | | $ 194,043 |
| Receivables - related party | 6,056,005 | 429,580 | $ 6,485,585 |
| Financial intstruments owned, at FV | 21,750,026 | | $ 21,750,026 |
| Other receivables | 277,396 | | $ 277,396 |
| Investment in related entities - equity method | 717,926 | 2,447,864 | $ 3,165,790 |
| Property and equipment, net | 3,208,704 | (2,877,444) | $ 331,260 |
| Operating right of use assets | 36,065 | | $ 36,065 |
| Prepaid and other assets | 742,284 | | $ 742,284 |
| **Total assets** | $ 36,768,297 | $ - | $ 36,768,297 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | | | |
|---|---|---|---|
| Accounts payable and accrued expenses | $ 800,601 | | $ 800,601 |
| Payable to clearing firm | 803,616 | | 803,616 |
| Operating lease liability | 38,902 | | 38,902 |
| Liabilities subordinated to the claims of general creditors | - | | - |
| Total liabilities | 1,643,119 | | 1,643,119 |

**Stockholders' equity**

| | | | |
|---|---|---|---|
| Common stock, 100,000 shares of $.01 par value, Authorized, 53,000 shares issued and outstanding | 530 | | 530 |
| Additional paid in capital | 933,206 | | 933,206 |
| Less: Treasury stock | (320,000) | | (320,000) |
| Retained Earnings | 34,511,442 | | 34,511,442 |
| Total stockholders' equity | 35,125,178 | | 35,125,178 |
| **Total liabilities and stockholders' equity** | $ 36,768,297 | $ - | $ 36,768,297 |

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2023**

Other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3 for these business lines.

**SCHEDULE III**
**INFORMATION RELATING TO**
**THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2023**

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control requirements of Rule 15c3-3 for these business lines.

 EISNERAMPER

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
IBS Holdings Corporation DBA I-Bankers Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying Amended General Assessment Form (Form SIPC-7A) for the year ended December 31, 2023. Management of IBS Holdings Corporation DBA I-Bankers Securities, Inc. (the "Company") is responsible for its Form SIPC-7A and for its compliance with the applicable instructions on Form SIPC-7A.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.  Compared the listed assessment payments in amended Form SIPC-7A with respective cash disbursement records entries noting no differences;

2.  Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in amended Form SIPC-7A for the year ended December 31, 2023, noting no differences;

3.  Compared any adjustments reported in amended Form SIPC-7A with supporting schedules and working papers noting no differences;

4.  Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7A and in the related schedules and working papers supporting the adjustments noting no differences;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7A and for its compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*EisnerAmper LLP*

EISNERAMPER LLP
New York, New York
June 7, 2024



SECURITIES INVESTOR PROTECTION CORPORATION

**AMENDED GENERAL ASSESSMENT FORM**

For the fiscal year ended   12/31/2023

---

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| **IBS HOLDING CORPORATION** | 8-49385 |

For the fiscal period beginning   1/1/2023   and ending   12/31/2023

---

| | | |
|---|---|---:|
| **1** | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | $ 11,808,268.00 |
| **2** | Additions: | |
| | **a** Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| | **b** Net loss from principal transactions in securities in trading accounts. | $ 893,667.00 |
| | **c** Net loss from principal transactions in commodities in trading accounts. | |
| | **d** Interest and dividend expense deducted in determining item 1. | |
| | **e** Net loss from management of or participation in the underwriting or distribution of securities. | |
| | **f** Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | |
| | **g** Net loss from securities in investment accounts. | |
| | **h** Add lines 2a through 2g. This is your **total additions**. | $ 893,667.00 |
| **3** | Add lines 1 and 2h | $ 12,701,935.00 |
| **4** | Deductions: | |
| | **a** Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | |
| | **b** Revenues from commodity transactions. | |
| | **c** Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 1,570,060.00 |
| | **d** Reimbursements for postage in connection with proxy solicitations. | |
| | **e** Net gain from securities in investment accounts. | |
| | **f** 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| | **g** Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| | **h** Other revenue not related either directly or indirectly to the securities business. | |
| | *Deductions in excess of $100,000 require documentation* | |
| **5** | **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 13,459.00 |
| | **b** 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | $ 0.00 |
| | **c** Enter the greater of line 5a or 5b | $ 13,459.00 |
| **6** | Add lines 4a through 4h and 5c. This is your **total deductions**. | $ 1,583,519.00 |
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | $ 11,118,416.00 |

Page 1

27

SECURITIES INVESTOR PROTECTION CORPORATION

## AMENDED GENERAL ASSESSMENT FORM
For the fiscal year ended  12/31/2023

| | | | |
|---|---|---|---|
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 16,677.00 |
| 9 | Current overpayment/credit balance, if any | | $ 1,755.00 |
| 10 | General assessment from last filed  2023  SIPC-7 or 7A | $ 15,169.00 | |
| 11 a | Overpayment(s) applied on all  2023  SIPC-6 and 6A(s) | $ 406.00 | |
| b | Overpayment(s) applied on all  2023  SIPC-7 and 7A(s) | $ 0.00 | |
| c | Any other overpayments applied | $ 0.00 | |
| d | All payments applied for  2023  SIPC-6 and 6A(s) | $ 14,763.00 | |
| e | All payments applied for  2023  SIPC-7 and 7A(s) | $ 0.00 | |
| f | Add lines 11a through 11e | $ 15,169.00 | |
| 12 | **LESSER** of line 10 or 11f. | | $ 15,169.00 |
| 13 a | Amount from line 8 | $ 16,677.00 | |
| b | Amount from line 9 | $ 1,755.00 | |
| c | Amount from line 12 | $ 15,169.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | ($ 247.00) |
| 14 | Interest (see instructions) for  97  days late at 20% per annum | | $ 0.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 0.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | ($ 247.00) |

| SEC No. | Designated Examining Authority | FYE | Month |
|---|---|---|---|
| 8-49385 | DEA: FINRA | 2023 | Dec |
| MEMBER NAME MAILING ADDRESS | IBS HOLDING CORPORATION 1200 N FEDERAL HWY STE 215 BOCA RATON, FL  33432 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☐ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| IBS HOLDING CORPORATION | Alan Levin |
|---|---|
| (Name of SIPC Member) | (Authorized Signatory) |
| 6/6/2024 | alan.levin@ibankersdirect.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

# EISNERAMPER

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IBS Holding Corporation DBA I-Bankers Securities, Inc.:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) IBS Holding Corporation (dba I-Bankers Securities Inc.) (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2): (ii) (the "exemption provision"), (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting and advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2): (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*EisnerAmper LLP*

EISNERAMPER LLP
New York, New York
June 7, 2024





**MANAGEMENT EXEMPTION REPORT**

IBS Holding Corporation (dba I-Bankers Securities Inc.), (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, and advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**IBS Holding Corporation dba I-Bankers Securities, Inc.**

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

*Leonard*
_____

**By: Shelley Leonard**
**Chief Financial Officer**
**June 5, 2024**

**IBS HOLDING CORPORATION**
**DBA I-BANKERS SECURITIES, INC.**
Reconciliation of FOCUS Part IIA Revenues to
SIPC-7A Revenues
For the Year Ended December 31, 2023

| | | |
|---|---|---:|
| Total Revenues Per FOCUS Part II | $ | 10,656,355 |
| Total Revenues per SIPC-7A | | 11,808,268 |
| Reconciling amount | $ | 1,151,913 |
| Total loss reported on equity method subsidiary | $ | 1,202,898 |
| Less: Q4 loss reported on equity method subsidiary | | (47,516) |
| FX Loss | | (3,469) |
| | $ | 1,151,913 |